Exhibit 99.6

Management’s Discussion and Analysis

For the Period Ended June 30, 2020

This Management Discussion and Analysis (“MD&A”) has been prepared as of July 30, 2020, and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and six months ended June 30, 2020 in comparison with the corresponding period ended June 30, 2019. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2019 and 2018, the related MD&A and the Annual Information Form for the year ended December 31, 2019 (the “2019 Annual Information Form”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2020, 2019 Annual Report and 2019 Annual Information Form are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, this discussion contains forward looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. See “Caution Regarding Forward-Looking Information” in this discussion. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the Company’s expectations regarding timing for an updated Kumtor Technical Report and the potential for expanding the Kumtor life of mine; possible impacts to its operations relating to COVID-19; planned exploration activities for the remainder of 2020; the achievement of 2020 guidance and the Company’s expectations at each of our operating sites; the Company’s expectations regarding having sufficient liquidity for 2020; the Company’s expectations regarding accessing water at its Mount Milligan Mine for the remainder of 2020 and its plans for a longer-term solution; time frame for completing the Öksüt Mine construction; future payments by Kumtor Gold Company to the Kyrgyz Republic Regional Fund and expectations regarding outstanding investigations and litigation involving the Company including the HRS litigation impacting the Mount Milligan Mine, and the litigation involving the Greenstone Gold Property.

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Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in the Kyrgyz Republic, Turkey and Canada; the failure of the Kyrgyz Republic Government to comply with its continuing obligations under the Strategic Agreement, including the requirement that it comply at all times with its obligations under the Kumtor Project Agreements, allow for the continued operation of the Kumtor Mine by KGC and KOC and not take any expropriation action against the Kumtor Mine; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor’s Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of the delay by relevant government agencies to provide required approvals, expertises and permits; potential impact on the Kumtor Project of investigations by Kyrgyz Republic instrumentalities; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; risks related to the concentration of assets in Central Asia; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices, the use of provisionally-priced sales contracts for production at Mount Milligan, reliance on a few key customers for the gold-copper concentrate at Mount Milligan, use of commodity derivatives, the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on, the accuracy of the Company’s production and cost estimates, the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries, the Company’s ability to obtain future financing, the impact of global financial conditions, the impact of currency fluctuations, the effect of market conditions on the Company’s short-term investments, the Company’s ability to make payments including any payments of principal and interest on the Company’s debt facilities depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the movement of the Davidov Glacier, waste and ice movement and continued performance of the buttress at the Kumtor Project; the occurrence of further ground movements at the Kumtor Project and mechanical availability; the risk of having sufficient water to continue operations at Mount Milligan and achieve expected mill throughput; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational risks; mechanical breakdowns; the Company’s ability to replace its mineral reserves; the occurrence of any labour unrest or

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disturbance and the ability of the Company to successfully re-negotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity in the vicinity of the Company’s properties; long lead times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of July 30, 2020. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

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TABLE OF CONTENTS

Overview	5
Consolidated Financial and Operational Highlights	6
Overview of Consolidated Results	7
2020 Outlook	8
Financial Performance	11
Balance Sheet Review	14
Cash Flow Review	15
Market Conditions	16
Financial Instruments	19
Operating Mines and Facilities	19
Pre-Development Projects	35
Quarterly Results – Previous Eight Quarters	36
Contingencies	37
Accounting Estimates, Policies and Changes	38
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	39
Non-GAAP Measures	39
Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources	44

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Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra’s principal operations are the Kumtor Gold Mine located in the Kyrgyz Republic, the Mount Milligan Gold-Copper Mine located in British Columbia, Canada, and the Öksüt Gold Mine located in Turkey. The Company has two properties in Canada in the pre-development stage, the Kemess Underground Gold Property and the Greenstone Gold Project (50% ownership), owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Mexico, Turkey, and the United States of America. The Company owns various assets included in its Molybdenum Business Unit consisting of the Langeloth metallurgical processing facility and two primary molybdenum mines currently on care and maintenance, Thompson Creek Mine in Idaho, United States of America, and the Endako Mine in British Columbia, Canada (75% ownership).

As of June 30, 2020, Centerra’s significant subsidiaries are as follows:

		Current	Property
Entity	Property - Location	Status	Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	100%
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Mine - Turkey	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - United States	Operation	100%
AuRico Metals Inc.	Kemess Underground Project -Canada	Pre-development	100%
Greenstone Gold Mines LP	Greenstone Gold Property -Canada	Pre-development	50%
Thompson Creek Mining Co.	Thompson Creek Mine -United States	Care and Maintenance	100%
Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	75%

Centerra’s common shares are listed for trading on the Toronto Stock Exchange under the symbol CG. As of July 30, 2020, there are 294,518,989 common shares issued and outstanding, options to acquire 4,229,720 common shares outstanding under its stock option plan and 1,339,796 units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for common shares).

The Company reports the results of its operations in U.S. dollars, however not all of its costs are incurred in U.S. dollars. As such, the movement in exchange rates between currencies in which the Company incurs costs and the U.S. dollar also impacts reported costs of the Company.

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Consolidated Financial and Operational Highlights

Unaudited ($ millions, except as noted)	Three months ended June 30			Six months ended June 30
Financial Highlights	2020	2019	% Change	2020	2019	% Change
Revenue	$412.7	$340.5	21%	$786.7	$674.5	17%
Production costs	141.9	182.7	(22%)	306.6	354.4	(14%)
Depreciation, depletion and amortization	85.4	59.0	45%	158.5	113.4	40%
Earnings from mine operations	185.3	98.9	87%	315.0	206.7	52%
Net earnings	$80.7	$33.4	142%	$100.8	$83.8	20%
Adjusting items
- ARO revaluation at sites on care and maintenance	17.1	—		43.5	—
Adjusted net earnings (3)	$97.8	$33.4	193%	$144.3	$83.8	72%
Cash provided by operations	268.1	91.0	195%	389.2	209.8	86%
Cash provided by operations before changes in working capital	216.1	101.4	113%	359.4	215.6	67%
Free cash flow (3)	169.1	30.7	451%	245.9	87.7	180%
Capital expenditures - sustaining	33.1	20.8	59%	47.5	40.6	17%
Capital expenditures - growth and development projects	18.1	38.2	(53%)	32.2	63.7	(49%)
Capital expenditures - stripping	46.8	15.6	200%	86.7	38.4	126%
Total assets	$2,769.3	$2,887.9	(4%)	$2,769.3	$2,887.9	(4%)
Long-term debt and lease obligations	15.5	90.6	(83%)	15.5	90.6	(83%)
Cash, cash equivalents and restricted cash(5)	214.2	167.5	28%	214.2	167.5	28%
Per Share Data
Earnings per common share - $ basic (1)	$0.27	$0.11	145%	$0.34	$0.29	17%
Adjusted net earnings per common share - $ basic (1)(3)	$0.33	$0.11	200%	$0.49	$0.29	69%
Per Ounce Data (except as noted)
Average gold spot price ($/oz)(2)	1,714	1,309	31%	1,648	1,306	26%
Average realized gold price ($/oz)(3)(4)	1,620	1,237	31%	1,555	1,232	26%
Average copper spot price ($/lb)(2)	2.42	2.78	(13%)	2.50	2.79	(10%)
Average realized copper price ($/lb)(3)(4)	2.06	1.95	6%	1.83	2.16	(15%)
Operating Highlights
Gold produced (oz’s)	219,692	199,578	10%	410,165	383,140	7%
Gold sold (oz’s)	217,539	198,287	10%	420,797	394,738	7%
Payable Copper Produced (000’s lbs)	19,064	20,397	(7%)	39,136	31,837	23%
Copper Sales (000’s payable lbs)	19,352	18,700	3%	39,776	31,222	27%
Unit Costs
Production costs per ounce of gold sold (4)	$410	$479	(14%)	$417	$468	(11%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(3)(4)	$804	$716	12%	$760	$693	10%
Gold - All-in sustaining costs on a by-product basis (including taxes) ($/oz sold)(3) (4)	$999	$861	16%	$947	$837	13%
Gold - All-in sustaining costs on a co-product basis (before taxes) – ($/oz sold)(3)(4)	$860	$712	21%	$790	$705	12%
Production costs per pound of copper sold (4)	$1.20	$1.65	(27%)	$1.27	$1.65	(23%)
Copper - All-in sustaining costs on a co-product basis (before taxes) – ($/pound sold)(3)(4)	$1.44	$1.97	(27%)	$1.46	$2.01	(27%)

(1)	As at June 30 2020, the Company had 294,367,946 common shares issued and outstanding.
(2)	Average for the period as reported by the London Bullion Market Association (US dollar Gold P.M. Fix Rate) and London Metal Exchange (LME).
(3)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(4)	Combines streamed and unstreamed amounts.
(5)	Includes restricted cash of $2 million as at June 30, 2020 and restricted cash of $27.5 million as at December 31, 2019.

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Overview of Consolidated Results

Second Quarter 2020 compared to Second Quarter 2019

The Company recognized net earnings of $80.7 million and adjusted net earningsNG of $97.8 million in the second quarter of 2020, compared to net earnings and adjusted net earningsNG of $33.4 million in the second quarter of 2019. The increase in net earnings in the second quarter of 2020 compared to 2019 was due to higher average realized gold prices, increased gold doré sold at Kumtor and increased copper pounds sold at Mount Milligan, partially offset by decreased gold ounces sold at Mount Milligan and a $17.1 million non-cash charge for the increase in the asset retirement obligation (“ARO”) for the Company’s non-operating sites caused by a decrease in the risk free interest rate assumption used for discounting the liabilities. There was no change in the underlying remediation programs required at the sites. Öksüt also contributed $10.7 million of earnings from mine operations in the second quarter of 2020.

Cash provided by operations was $268.1 million in the second quarter of 2020, compared to $91.0 million in the same prior year period, due to increased earnings from mine operations including the Öksüt Mine that is now in commercial production and an increase in cash generated from reduced working capital levels, reflecting an increase in the collection of accounts receivable and a reduction in inventory at Kumtor. Free cash flow NG in the second quarter of 2020 was $169.1 million compared to free cash flowNG of $30.7 million in the same period of 2019. The increase was due to higher cash provided by operations together with minimal capital expenditure incurred at the Öksüt Mine compared to the prior year quarter, partially offset by increased capitalized stripping at Kumtor.

Safety and Environment

Centerra incurred five reportable injuries in the second quarter of 2020, including two lost time injuries, two medical aid injuries and one restricted work injury.

Centerra has implemented a number of proactive measures to prevent the spread of COVID-19 and ensure the safety of its employees, contractors, communities and other stakeholders.

There were no reportable releases to the environment in the second quarter of 2020.

First Half 2020 compared to First Half 2019

The Company recognized net earnings of $100.8 million and adjusted net earningsNG of $144.3 million in the first half of 2020, compared to net earnings and adjusted net earningsNG of $83.8 million in the first half of 2019. The increase in net earnings in the first half of 2020 compared to 2019 was due to higher realized gold prices, increased gold doré sold at Kumtor and increased copper pounds sold at Mount Milligan, partially offset by $43.5 million in non-cash charges relating to the reclamation liabilities for the Company’s non-operating sites. The increase in the reclamation liabilities was a result of a decrease in the risk-free interest rate assumption used for discounting the future liabilities. Öksüt also contributed $7.1 million of net earnings in the first half of 2020.

Cash provided by operations was $389.2 million in the first half of 2020, compared to $209.8 million in the same prior year period, due to increased earnings from mine operations including the Öksüt Mine that is now in commercial production and an increase in cash generated from reduced working capital levels, due to a decrease in inventory at Kumtor. Free cash flow NG in the first half of 2020 was $245.9 million compared to free cash flowNG of $87.7 million in the same period of 2019. The increase was due to higher cash provided by operations, partially offset by an increase in sustaining capital and capitalized stripping at Kumtor.

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2020 Outlook

Centerra is maintaining its 2020 guidance for gold and copper production, and all-in sustaining costs per ounce soldNG. At the Kumtor operation, although fewer waste tonnes were mined due to reduced workforce on site, the mill operations continue as normal as we process materials from stockpiles throughout 2020 as planned.

Centerra is revising its 2020 guidance for capital spending, excluding capitalized stripping, to $192 million from the initial guidance of $169 million disclosed previously. The company’s 2020 guidance for capitalized striping has been reduced to $223 million, from the initial guidance of $236 million disclosed previously.

Despite its best efforts, the Company notes that COVID-19 has the potential to significantly disrupt Centerra’s operations going forward and affect the Company’s future operating results. Among other things, COVID-19 has the potential to cause significant illness in the workforce, temporarily shut down mining, processing and other operations, and disrupt supply chains as well as rail and shipping networks used to deliver products to customers. While Centerra has taken and will continue to take measures to mitigate such risks, the global effects of COVID-19 are rapidly evolving and cannot be predicted.

2020 Production, Sales and Cost Guidance

Consolidated gold sales in the first half of 2020 was 420,797 ounces, slightly higher than 50% of the full year guidance of 740,000 to 820,000 ounces, consistent with the expectation that sales from the Kumtor Mine for the year would be slightly weighted to the first half of the year.

In the first half of 2020, production costs per ounce of gold sold was $417 per ounce and all-in sustaining costs on a by-product basisNG was $760 per ounce sold, compared to full year guidance of $450 to $500 per ounce and $820 to $870 per ounce sold, respectively. All-in sustaining costs on a by-product basisNG in the first half of 2020 was lower than the full year guidance range, due to slightly higher Kumtor production and sales in the first half of the year, lower capitalized stripping at Kumtor, and lower sustaining capital spending in the first half of 2020.

In the second half of 2020 the Company expects that Kumtor will process lower grade material than in the first half of 2020 but also expects an increase in production from the Öksüt Mine as it continues to ramp up production. Mount Milligan remains on track with gold production in the second half estimated to be slightly higher than 50% of its full year guidance and copper production estimated to be at approximately 45% of full year guidance.

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Centerra’s production forecast for the full year 2020 is maintained as follows:

	Units		Kumtor	Mount Milligan(1)	Öksüt	Centerra
Gold
Unstreamed Gold Payable Production guidance	(Koz	)	520-560	91-104	80-100	691-764
Streamed Gold Payable Production guidance(1)	(Koz	)	—	49-56	—	49-56

Total Gold Payable Production guidance(2)	(Koz	)	520-560	140-160	80-100	740-820

First Half 2020 Gold Payable Production	(Koz	)	326	69	15	410

Copper
Unstreamed Copper Payable Production guidance	(Mlb	)	—	65-73	—	65-73
Streamed Copper Payable Production guidance(1)	(Mlb	)	—	15-17	—	15-17

Total Copper Payable Production guidance(3)	(Mlb	)	—	80-90	—	80-90

First Half 2020 Copper Payable Production	(Koz	)	—	39	—	39

(1)

The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan Mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

(2)	Gold production assumes recoveries of 82.4% at Kumtor, 64% at Mount Milligan and approximately 60% at Öksüt.
(3)	Copper production assumes 81.9% recovery for copper at Mount Milligan.

Centerra’s 2020 all-in sustaining costs per ounce soldNG (“AISC”) guidance calculated on a by-product basis is maintained as follows:

	Units			Kumtor	Mount Milligan	Öksüt	Centerra(2)
All-in sustaining costs on a by-product basis guidance(1)(2)	($	/oz	)	$750-$800	$885-$935	$650-$700	$820-$870

First half of 2020 All-in sustaining costs on a by-product basis (1)(2)	($	/oz	)	$671	$798	$537	$760

(1)	All-in sustaining costs on a by-product per ounce sold basis are non-GAAP measures and are discussed under “Non-GAAP Measures”.
(2)

Mount Milligan payable production and ounces sold are on a 100% basis (the Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively). Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs and all-in sustaining costs plus taxes. Payable production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and payable metal deductions, subject to metal content, levied by smelters.

2020 Capital Spending

Centerra’s 2020 guidance for capital spending, excluding capitalized stripping, has been revised to $192 million from the initial guidance of $169 million. Sustaining capitalNG is now estimated at $132 million compared to initial guidance of $109 million. The increase in sustaining capitalNG is related the purchase of eleven additional haul trucks at Kumtor in the second quarter of 2020. The new trucks are expected to be in operation in the fourth quarter of 2020, increasing our mining capacity in the near term, and preparing us for future growth opportunities. Capitalized stripping at Öksüt has been reduced to $8 million from the initial guidance of $21 million, reflecting lower tonnes mined in the first half of the year due to poor weather conditions and a workforce reduction as a precautionary measure due to COVID-19.

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Growth and sustaining capital spent in the first half of 2020 was $32.2 million and $47.5 million respectively, and capitalized stripping in the first half of 2020 was $86.7 million, all slightly below expected spending due to timing.

Projected capital expenditures include:

Projects ($ millions)	Capitalized Stripping	Sustaining Capital	Growth Capital	Total
Kumtor Mine(1)	215	68	18	301
Mount Milligan Mine	—	55	—	55
Öksüt Mine(1)	8	—	29	37
Kemess Underground Project	—	—	13	13
Other(2)	—	9	—	9

Consolidated Total	$223	$132	$60	$415

1)	Capitalized stripping includes a cash component of $173 million (Kumtor Mine), and $8 million (Öksüt Mine).
2)	Thompson Creek Mine, Endako Mine (75% ownership), Langeloth facility, and Corporate.

Material Assumptions

The Company has not modified the material assumptions used to set its initial 2020 guidance. The Company notes that there has been positive movement in current market prices of gold and copper, as well as diesel prices and foreign exchange rates. Those movements have been partially offset by inflationary cost pressures in both the Kyrgyz Republic and Turkey, together with the settlement of historical diesel hedges at higher rates than current market prices.

Material assumptions or factors used to forecast production and costs for 2020 include the following:

•	a gold price of $1,350 per ounce,

•	a copper price of $2.60 per pound,

•	a molybdenum price of $10.75 per pound.

•	exchange rates:

•	$1USD:$1.30 Canadian dollar,

•	$1USD:69.50 Kyrgyz som,

•	$1USD:5.50 Turkish lira,

•	$1USD:0.85 Euro.

•	diesel fuel price assumption:

•	$0.50/litre at Kumtor,

•	$0.81/litre (CAD$1.06/litre) at Mount Milligan.

Material assumptions used in forecasting production and costs for 2020 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost and capital forecasts for 2020 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Our Business” in the Company’s most recent Annual Information Form.

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Sensitivities

Centerra’s revenues, earnings and cash flows for the second half of 2020 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings and cash from operations.

		Impact on ($ millions)						Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Financing Costs	Revenues	Cash flows	Net Earnings (after tax)	AISC(2)(3) on by-product basis
Gold price	$50/oz	2.2 - 2.7	—	0.7 -0.8	15.4 -19.1	12.5 - 15.6	12.5 - 15.6	0.41 - 0.43
Copper price	10%	2.4 - 3.0	—	0.3 -0.4	8.5 - 10.7	5.8 - 7.3	5.8 - 7.3	21.7 - 26.9
Diesel fuel (4)	10%	2.4 - 3.0	—	—	—	2.4 - 3.0	2.4 - 3.0	6.5 - 8.1
Kyrgyz som (1)	1 som	0.8 - 1.0	—	—	—	0.8 - 1.0	0.8 - 1.0	2.1 - 2.6
Canadian dollar(1)(4)	10 cents	4.3 - 5.0	2.1 - 2.4	—	—	6.4 - 7.4	4.3 - 5.0	16.7 - 20.7
Turkish lira(1)	1 lira	2.0 - 2.5	0.8 - 1.1	—	—	2.8 - 3.6	2.0 - 2.5	7.8 - 9.7

(1)

Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.

(2)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(3)	AISC is calculated over the second half of the year ounces sold forecast.
(4)	Includes the effect of hedging programs.

Financial Performance

Second Quarter 2020 compared to Second Quarter 2019

Revenue:

Revenue increased to $412.7 million in the second quarter of 2020 from $340.5 million in the comparative prior year period, primarily as a result of a 31% higher average realized gold price and higher gold and copper sales.

Production:

Gold production in the second quarter of 2020 was 219,692 ounces compared to 199,578 ounces for the same prior year period. Gold production at Kumtor was 173,245 ounces in the second quarter of 2020, Mount Milligan produced 35,656 ounces of gold and Öksüt produced 10,791 ounces of gold. At Kumtor, the 15% increase was due to higher grades and recovery. At Mount Milligan the 27% decrease was due to lower throughput and lower grades.

Copper production at Mount Milligan during the second quarter of 2020 was 19.1 million pounds, a 7% decrease from the comparative prior year period, reflecting the lower throughput and lower copper recoveries.

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Production costs per ounce of gold sold:

Production costs per ounce of gold sold decreased in the second quarter of 2020 to $410 compared to $479 in the same period of 2019, primarily due to higher gold sales volumes at Kumtor and a favourable foreign exchange rate at Kumtor and Mount Milligan, partially offset by decreased gold sales volumes at Mount Milligan due to lower throughput. The Öksüt Mine recorded its first quarter of operation realizing production costs of $393 per ounce, after achieving commercial production on May 31, 2020.

All-in Sustaining CostsNG:

Centerra’s all-in sustaining costs on a by-product basis per ounce of gold soldNG, which excludes revenue-based tax and income tax, increased to $804 per ounce in the second quarter of 2020, from $716 per ounce in the same prior year period due to the purchase of 11 trucks at Kumtor to increase the mining capacity of the mine, higher capitalized stripping costs at Kumtor and lower sales volume at Mount Milligan, partially offset by higher sales volumes from Kumtor and lower production costs at both Mount Milligan and Kumtor. The Öksüt Mine had a positive impact as it recorded its first quarter of all-in sustaining costs on a by-product basis per ounce of gold soldNG at $537, post commercial production.

Exploration:

Exploration expenditures in the second quarter of 2020 were $6.6 million, consistent with the $6.3 million in the comparative prior year period. In both periods, exploration expenditures were mainly focused at the three operating sites.

Financing costs:

Financing costs in the second quarter of 2020 were $3.8 million, reflecting costs associated with the corporate $500 million revolving credit facility which was repaid in full by the end of the quarter. Financing costs of $3.7 million in the second quarter of 2019 were associated with the Öksüt project financing facility and a promissory note with Caterpillar Financial Services Limited, which were both repaid and cancelled in the first quarter 2020 and fourth quarter 2019, respectively.

Corporate administration:

Corporate administration costs were $25.3 million in the second quarter of 2020 compared to $13.7 million in the second quarter of 2019, mainly due to an increase in share-based compensation as a result of the increase in the Company’s share price in the second quarter of 2020.

First Half 2020 compared to First Half 2019

Revenue:

Revenue increased to $786.7 million in the first half of 2020 from $674.5 million in the comparative prior year period, as a result of a 26% higher average realized gold price and 27% more copper pounds sold.

Production:

Gold production in the first half of 2020 was 410,165 ounces compared to 383,140 ounces for the same prior year period. Gold production at Kumtor was 325,551 ounces in the first half of 2020, Mount Milligan produced 69,337 ounces of gold and Öksüt produced 15,277 ounces of gold. At Kumtor the 8% increase in gold production was due to higher grades and recovery and more gold produced from carbon fines. At Mount Milligan the 15% decrease in ounces produced was due to lower grades and lower recoveries.

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Copper production at Mount Milligan during the first half of 2020 was 39.1 million pounds, a 23% increase from the comparative prior year period, reflecting higher throughput and higher grades.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold decreased in the first half of 2020 to $417 compared to $468 in the same period of 2019, mainly due to higher gold sales volumes at Kumtor, a favourable foreign exchange rate at Kumtor and Mount Milligan and the addition of the Öksüt Mine. This was partially offset by lower gold sales volumes at Mount Milligan.

All-in Sustaining CostsNG:

Centerra’s all-in sustaining costs on a by-product basis per ounce of gold soldNG, which excludes revenue-based tax and income tax, increased to $760 per ounce in the first half of 2020, from $693 per ounce in the same prior year period, due to higher capitalized stripping costs, partially offset by higher sales volumes from Kumtor and greater copper credits at Mount Milligan.

Exploration:

Exploration expenditures in the first half of 2020 were $14.4 million compared to $11.3 million in the comparative prior year period. The largest contributor to the increase was additional drilling at Kumtor of $1.8 million.

Financing costs:

Financing costs in the first half of 2020 were $7.4 million, reflecting costs associated with the corporate $500 million revolving credit facility and Öksüt project financing facility, which was repaid in full and cancelled in the first quarter of 2020. Financing costs in the first half of 2019 were $7.7 million, reflecting costs associated with the Öksüt project financing facility and a promissory note with Caterpillar Financial Services Limited.

Corporate administration:

Corporate administration costs were $28.7 million in the first half of 2020 compared to $23.4 million in the first half of 2019, primarily due to an increase in share-based compensation as a result of the increase in the Company’s share price during the first half of 2020.

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Balance Sheet Review

	As at
$ millions	June 30, 2020	December 31, 2019	%Change
Consolidated:
Cash	212.2	42.7	397%
Inventories	689.5	774.1	(11%)
Current assets	90.9	115.9	(22%)
Property, plant and equipment	1,706.3	1,669.5	2%
Non-current assets	70.4	99.5	(29%)

Total Assets	2,769.3	2,701.7	3%

Current liabilities	252.7	244.8	3%
Non-current Debt	—	70.0	(100%)
Provision for reclamation	311.3	265.0	17%
Non-current liabilities	53.6	56.1	(4%)

Total Liabilities	617.6	635.9	(3%)

Total Equity	2,151.7	2,065.8	4%

Total Liabilities and Equity	2,769.3	2,701.7	3%

Cash

Cash at June 30, 2020 was $212.2 million, an increase of $169.5 million from December 31, 2019 as the Company generated $245.9 million in free cash flowNG, released $25 million of restricted cash after repaying and cancelling the Öksüt project financing facility and repaid the outstanding balance on Company’s corporate $500 million revolving credit facility in full.

Inventory

Total inventory as at June 30, 2020 was $689.5 million compared to $774.1 million as at December 31, 2019. Total inventory includes stockpiles of ore, gold in-circuit, gold doré, copper and gold concentrate and molybdenum inventory (collectively “Product Inventory”) of $459.1 million and supplies inventory of $230.4 million, compared to $564.7 million and $209.4 million, respectively, as at December 31, 2019. The decrease in Product Inventory was primarily attributable to a drawdown of the ore stockpiles at Kumtor.

As at June 30, 2020, the inventory balance consisted of 742,536 contained gold ounces on surface at Kumtor, of which roughly 42% is expected to be processed in the remainder of 2020, 85,800 contained gold ounces and 19.7 million contained pounds of copper in stockpiles at Mount Milligan, of which roughly 20% is expected to be processed in the remainder of 2020 and 28,683 contained ounces at Öksüt, of which roughly 100% is expected to be processed in the remainder of 2020.

Property, Plant and Equipment

The book value of property, plant and equipment as at June 30, 2020 was $1.71 billion, which compares to $1.67 billion as at December 31, 2019. The increase in the first half of 2020 of was mainly due to $171.9 million of additions to property, plant and equipment which was primarily related to stripping costs at Kumtor.

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Asset Retirement Obligations

The asset retirement obligations of $311.3 million as at June 30, 2020, increased from $265.0 million as at December 31, 2019, primarily due to a reduction in the discount rates used to calculate the present value of reclamation costs at the Company’s various sites.

In 1998, a reclamation trust fund was established to cover the future costs of reclamation, net of salvage values at the Kumtor Gold Mine. As at June 30, 2020, this fund had a balance of $47 million.

Debt

Total bank debt as at June 30, 2020 was nil compared to $70.0 million as at December 31, 2019. The Company’s corporate $500 million revolving credit facility was undrawn as at June 30, 2020 and December 31, 2019.

In the first half of 2020, the Company repaid the outstanding balance of $77.5 million on the Öksüt project financing facility and subsequently cancelled the facility. This resulted in the release of $25 million in restricted cash.

Liquidity

The Company believes its cash on hand, cash flow from the Company’s Kumtor, Mount Milligan and Öksüt operations and available capacity in its existing corporate $500 million revolving credit facility will be sufficient to satisfy working capital needs, fund its development activities and meet other liquidity requirements through to the end of 2020. See “Caution Regarding Forward-Looking Information”.

Cash Flow Review

Cash provided by operating activities

Cash provided by operations increased by 195% in the second quarter of 2020, compared to the second quarter of 2019 as a result of higher revenue and an increase in cash generated from lower working capital levels.

Cash provided by operations increased by 86% in the first half of 2020, compared to the first half of 2019 as a result of higher revenue and an increase in cash generated from lower working capital levels.

Cash used in investing activities

Cash used in investing activities increased by 58% in the second quarter 2020, compared to the second quarter 2019, primarily due to the increase in capitalized stripping at Kumtor.

Cash used in investing activities decreased by 4% in the first half of 2020, compared to the first half of 2019, primarily due to the release of restricted cash upon repayment and cancellation of the Öksüt project financing facility in the first quarter of 2020.

Cash used in financing activities

Cash used in financing activities increased by 117% in the second quarter of 2020 when compared to the second quarter of 2019. The increase was mainly due to the repayment of the Company’s revolving credit facility on June 30, 2020 and dividends paid during the second quarter of 2020.

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Cash used in financing activities increased by 4% in the first half of 2020 when compared to the first half of 2019. The increase was primarily due the dividends paid in the first half of 2020, partially offset by higher repayments on the Company’s revolving credit facility in the first half of 2019.

Market Conditions

Gold Price

During the second quarter of 2020, the spot gold price fluctuated between a low of $1,592 per ounce and a high of $1,781 per ounce. The average spot gold price for the second quarter of 2020 was $1,714 per ounce, an increase of 31% from the comparative prior year period of $1,309 per ounce.

The average spot gold price in the first half of 2020 was $1,648 per ounce, an increase of 26% from the comparative prior year period of $1,306 per ounce.

Copper Price

The average spot copper price in the second quarter of 2020 was $2.42 per pound, a 13% decrease compared to the comparative prior year period of $2.78 per pound.

The average spot copper price in the first half of 2020 was $2.50 per pound, a 10% decrease compared to the comparative prior year period of $2.79 per pound.

Molybdenum Price

The average molybdenum price in the second quarter of 2020 was $8.30 per pound, a decrease of 32% from the comparative prior year period of $12.18 per pound.

The average molybdenum price in the first half of 2020 was $9.02 per pound, a decrease of 25% from the comparative prior year period of $11.98 per pound.

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in U.S. dollars. The Company has operations in Canada, including its corporate head office, the Kyrgyz Republic, Turkey and the United States.

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USD to CAD

During the second quarter of 2020, the spot price of the exchange rate of the U.S dollar to the Canadian dollar fluctuated between a low of 1.34 and a high of 1.42. The average U.S. dollar to Canadian dollar exchange rate for the second quarter of 2020 was 1.39, which was weaker by 4% when compared with the first quarter of 2020 and the second quarter of 2019, both at 1.34.

The average U.S. dollar to Canadian dollar exchange rate for the first half of 2020 was 1.36, which was weaker by 2% when compared with the first half of 2019 of 1.33.

The Canadian dollar as at June 30, 2020 was 1.36, 5% weaker than its value as at December 31, 2019 of 1.30.

In the second quarter and first half of 2020, Centerra’s Canadian dollar hedging program resulted in a $2.1 million realized loss and $3.4 million realized loss, respectively, compared to nil for both the second quarter and first half of 2019. As at June 30, 2020, the Company has hedged 73% of the estimated Canadian dollar exposure for 2020, using zero cost collars and forwards, 65% of the estimated 2021 exposure and 43% for the first six months of 2022.

USD to Kyrgyz Som

During the second quarter of 2020, the spot price of the U.S. dollar to Kyrgyz som exchange rate fluctuated from 73.5 to 84.9. The average U.S. dollar to Kyrgyz som for the second quarter of 2020 was 77.4, which was weaker by 9% when compared with the first quarter of 2020 of 71.2 and weaker by 11% when compared to the second quarter of 2019 of 69.8.

The average U.S. dollar to Kyrgyz som for the first half of 2020 was 74.3, which was weaker by 6% when compared with the first half of 2019 of 69.8.

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The Kyrgyz som as at June 30, 2020 was 76.0, 9% weaker than its value as at December 31, 2019 of 69.6 with inflation approximately 4% during the first half of 2020.

USD to Turkish Lira

The average U.S. dollar to Turkish lira exchange rate for the second quarter of 2020 was 6.9, ranging from 6.6 to 7.2 during the quarter, which was weaker by 13% when compared to the first quarter of 2020 of 6.1 and 17% when compared to the average of the second quarter of 2019 of 5.9. The Turkish lira as at June 30, 2020 was 6.9, 15% weaker than its value as at December 31, 2019 of 6.0, with inflation approximately 6% during the first half of 2020.

Diesel Fuel Prices

Fuel costs represent a significant cost component for Centerra’s mining operations, representing 11% of production costs. Prices for Kumtor diesel fuel in the second quarter and first half of 2020 generally reflected the price movements of Brent crude oil. The average purchase price for diesel fuel for Kumtor in the second quarter and first half of 2020 was $0.31/litre and $0.39/litre, respectively, compared to $0.50/litre and $0.51/litre in the second quarter and second half of 2019, respectively. Kumtor sources its fuel from Russia either directly or through Kyrgyz distributors and prices include additional costs such as seasonal premiums for winterizing fuel and transportation costs from the Russian refineries.

According to the U.S. Energy Information Administration, the Brent crude oil price averaged $30/bbl. and $40/bbl. in the second quarter and first half of 2020, respectively, compared to $69/bbl. and $66/bbl. in the second quarter and first half of 2019, respectively. As at June 30, 2020 the closing Brent spot price was $42/bbl., $26/bbl. lower than the price at December 31, 2019 of $68 /bbl.

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments”. In the second quarter of 2020, Centerra’s diesel hedging program resulted in a $0.9 million realized loss compared to a $0.5 million realized gain in the second quarter of 2019. In the first half of 2020, Centerra’s diesel hedging program resulted in a $2.1 million realized loss compared to a $0.6 million realized gain in the first half of 2019. As at June 30, 2020, the Company has hedged 80% of the Company’s estimated diesel fuel exposure for the remainder of 2020 using zero cost collars and swaps, 54% of the 2021 estimated exposure and 24% for the first six months of 2022.

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Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at June 30, 2020 are summarized as follows:

						Settlements			As at June 30, 2020
Program	Instrument	Unit	Average strike price		Type	2020	2021	2022	Total position (4)	Fair value($‘000’s)
FX Hedges
	USD/CAD zero-cost collars(3)	CAD	1.33/1.39		Fixed	96.0 million	184.8 million	90.0 million	370.8 million	(788)
	USD/CAD forward contracts(2)	CAD	1.39		Fixed	90.0 million	96.0 million	—	186.0 million	2,843
Fuel Hedges
	Brent Crude Oil zero-cost collars(1)	Barrels	$49/$56		Fixed	98,790	74,592	45,000	218,382	(1,762)
	Brent Crude Oil swap contracts(2)	Barrels	$41		Fixed	16,000	203,925	6,000	225,925	235
	ULSD zero-cost collars(1)	Barrels	$67/$76		Fixed	146,440	42,116	60,000	248,556	(3,740)
	ULSD swap contracts(2)	Barrels	$52		Fixed	66,000	213,255	6,000	285,255	322
Gold/Copper Hedges (Royal Gold deliverables):
	Gold forward contracts(2)	Ounces	N/A	(4)	Float	17,004	—	—	17,004	1,640
	Copper forward contracts(2)	Pounds	N/A	(4)	Float	4.9 million	—	—	4.9 million	1,370

(1)

Under the fuel zero-cost collars, the Company retains the right to buy fuel barrels at the contract’s ‘ceiling’ price if the market price was to exceed this price upon contract expiration, while requiring the Company to buy fuel barrels at the ‘floor’ price if the market price fell below this price upon expiration. At the end of each contract there is no exchange of the underlying item and it is financially settled.

(2)

Under the swap and forward contracts, the Company ‘buy’ and ‘sell’ metals, currencies and commodities, at a specified price at a certain future date. The Company retains the right for these contracts to be cash or physically settled.

(3)

Under the currency zero-cost collars, the Company retains the right to buy foreign currency at the contract’s ‘floor’ price if the market price was to fall below this price upon contract expiration, while requiring it to buy foreign currency at the ‘ceiling’ price if the market price was to exceed this price upon expiration.

(4)	Royal Gold hedging program with a market price determined on closing of the contract.

Centerra does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

Operating Mines and Facilities

Kumtor Mine

The Kumtor open pit mine, located in the Kyrgyz Republic, is one of the largest gold mines in Central Asia. It has been in production since 1997 and has produced over 13.0 million ounces of gold to June 30, 2020.

An updated Kumtor technical report for the Kumtor Mine is expected to be completed in the fall of 2020.

During the second quarter, the final waste rock dump design was completed and submitted for Government approval to re-utilize the Lysii Valley for the placement of waste rock going forward. Lysii Valley is expected to be the main mine waste rock dump for the next two years as it is closest to CB20. Permitting to utilize the Lysii Valley was received on July 24 therefore in the 3rd quarter mine waste tonnage movement is expected to increase to planned levels.

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COVID-19 update

Kumtor continues to implement mitigation controls and health & safety precautions at the mine site to contain the spread of COVID-19. While Kumtor’s operations in the second quarter were not affected, the Company has begun to notice an effect on the availability of Kumtor’s workforce due to a greater rate of COVID-19 infections and other illnesses in the Kyrgyz Republic. As a result, open pit mining operations have been running below full capacity in July, though mill processing operations continue to work at full capacity and are expected to maintain gold production by processing stockpiles as planned for the year. The Company will continue to adjust its plans as necessary to ensure the safety of Kumtor’s personnel and local communities.

As Kumtor is an isolated mine site with an on-site camp, all employees and contractors are required to undergo comprehensive testing and remain in an offsite quarantine facility prior to traveling to the mine site. As of July 21, 2020, 381 employees and contractors have tested positive for COVID-19, representing approximately 4.3% of 8,837 tests performed on the Kumtor workforce. However, due to Kumtor’s strict quarantine and testing protocols none of the employees or contractors who tested positive for COVID-19 entered the mine site. To the best of the Company’s knowledge, the Kumtor mine site has remained COVID-19 free.

Kumtor Operating Results

Unaudited ($ millions, except as noted)	Three months ended June 30,			Six months ended June 30,
Financial Highlights:	2020	2019	% Change	2020	2019	% Change
Revenue	$286.4	$197.7	45%	$535.3	$392.6	36%
Production costs	54.7	60.3	(9%)	106.2	114.3	(7%)
Depreciation, depletion and amortization	64.9	43.6	49%	118.5	84.6	40%
Earnings from mine operations	$166.8	$93.8	78%	$303.9	$193.7	57%
Cash provided by mine operations	220.4	92.7	138%	354.8	212.7	67%
Cash provided by mine operations before changes in working capital	187.0	105.9	77%	329.7	215.7	53%
Free cash flow (1)	156.9	65.3	140%	252.6	156.7	61%
Operating Highlights:
Tonnes mined (000’s)
	23,077	39,949	(42%)	43,075	89,143	(52%)
Tonnes ore mined (000’s)	14	2,630	(99%)	585	4,507	(87%)
Average mining grade (g/t)	1.66	1.45	14%	7.71	1.74	344%
Tonnes processed (000’s)	1,568	1,575	(0%)	3,170	3,151	1%
Average process plant head grade (g/t)	3.95	3.48	14%	3.74	3.60	4%
Process plant Recovery (%)	84.1%	82.3%	2%	83.9%	82.1%	2%
Mining costs - total ($/t mined material)	1.64	1.32	24%	1.70	1.16	46%
Processing costs ($/t milled material)	11.17	11.51	(3%)	11.03	11.22	(2%)
Gold produced (ounces)	173,245	151,065	15%	325,551	301,373	8%
Gold sold (ounces)	170,350	153,307	11%	330,440	303,574	9%
Average realized gold price ($/oz sold)(1)	1,681	1,290	30%	1,620	1,293	25%
Capital Expenditures - sustaining	24.5	11.3	117%	33.0	20.3	63%
Capital Expenditures - growth	3.3	4.5	(27%)	4.0	6.5	(38%)
Capital Expenditures - stripping - cash	35.0	12.1	190%	65.0	29.4	121%
Capital Expenditures - stripping - non-cash	10.6	3.5	204%	20.6	9.0	128%
Capital Expenditures - total	73.5	31.4	134%	122.5	65.2	88%
Unit Costs:
Production costs per ounce of gold sold	$321	$393	(18%)	$321	$376	(15%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)	$696	$562	24%	$671	$557	20%
Gold - All-in sustaining costs on a by-product basis - including taxes ($/oz sold)(1)	$933	$744	25%	$900	$739	22%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”

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Second Quarter 2020 compared to Second Quarter 2019

For the three months ended June 30, 2020, Kumtor recorded an increase in revenue and earnings from mine operations of 45% and 78%, respectively, when compared to the same prior year periods. The increase in the second quarter of 2020 was primarily due to 30% higher average realized gold price and 11% more ounces sold compared to the second quarter of 2019.

Cash provided by mine operations in the second quarter of 2020 was $220.4 million, $127.7 million more than the same prior year period. The increase was primarily as a result of higher realized gold price, the 14% increase in gold head grade processed in the quarter together with associated higher recoveries, an increase in the collection of account receivable and a larger reduction in Product Inventory, partially offset by an increase in revenue-based tax payments. Free cash flowNG in the second quarter of 2020 was $156.9 million compared to $65.3 million in the second quarter of 2019, the increase was due to an increase in cash provided by mine operations, partially offset by the procurement of long-lead items for the potential expansion of the Kumtor Mine, and higher capitalized stripping costs.

During the second quarter of 2020, Kumtor continued stripping and managing the ice from cut-back 20. Tonnes mined were 23.1 million compared to 39.9 million tonnes in the comparative prior year period, representing a decrease of 42%, mainly due to longer haulage distances as a result of the change in waste rock dump location from the Lysii Valley to the Central Valley and lower equipment utilization due to reduced workforce availability. The 23.1 million tonnes mined in the second quarter of 2020 were capitalized as waste stripping for the benefit of future production from cut-back 20.

Mining costs per tonne were $1.64 in the second quarter of 2020 compared to $1.32 in the second quarter of 2019. Higher mining costs per tonne were primarily attributable to lower tonnes mined, partially offset by lower diesel fuel prices and a favourable foreign exchange rate movement. Of the $37.9 million in mining costs, $35.0 million was capitalized in the second quarter of 2020 (all mining costs other than those relating to re-handling), compared to $12.1 million in the second quarter of 2019.

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In the second quarter of 2020, Kumtor produced 173,245 ounces of gold from previously mined on-surface stockpiled ore, compared to 151,065 ounces of gold in the same prior year period. The increase in the current quarter was primarily due to higher mill head grade and higher gold recovery. During the second quarter of 2020, Kumtor’s average process plant head grade was 3.95 g/t with a recovery of 84.1% compared to 3.48 g/t and a recovery of 82.3% in the second quarter of 2019.

Processing costs per tonne were $11.17 in the second quarter of 2020 compared to $11.51 in the same prior year period, primarily due to a favourable foreign exchange rate movement, lower electricity and contractor costs. This was partially offset by higher costs of the contractor processing the carbon fines due to an increase in contract rates.

Kumtor’s production costs per ounce of gold sold were $321 for the second quarter of 2020, compared to $393 in the second quarter of 2019. The decrease was primarily due to an increase in ounces sold.

Kumtor’s all-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax, were $696 per ounce in the second quarter of 2020 compared to $562 per ounce in the same prior year period. The increase was mainly due to greater capitalized stripping costs as mining activities were concentrated on stripping cut-back 20 and the purchases of eleven trucks to increase the mining capacity of the mine and positions Kumtor to take advantage of future expansion of the mine. This was partially offset by higher ounces sold, lower production costs and lower sustaining capital costs.

Including revenue-based taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $933 per ounce in the second quarter of 2020 compared to $744 per ounce in the same prior year period.

First Half 2020 compared to First Half 2019

For the six months ended June 30 2020, Kumtor recorded an increase in revenue and earnings from mine operations of 36% and 57%, respectively, when compared to the same prior year period. The increase was primarily due to 25% higher average realized gold price and 9% more ounces sold in the first half of 2020 compared to the first half of 2019.

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Cash provided by mine operations in the first half of 2020 was $354.8 million compared to $212.7 million in the same prior year period due to greater earnings from mine operations and an increase in cash generated from reduced working capital levels, primarily as a result of the greater draw down in inventory in the first half of 2020. Free cash flowNG, which takes into account increases in property, plant and equipment, in the first half of 2020 was $252.6 million compared to $156.7 million in the first half of 2019. The increase was due to an increase in cash provided by mine operations, partially offset by higher capitalized expenditures and higher capitalized stripping costs.

During the first half of 2020, mining operations restarted in January following the Lysii waste rock dump incident, Kumtor finished mining cut-back 19 West and the SB Zone and continued stripping and managing the ice from cut-back 20. Tonnes mined were 43.1 million compared to 89.1 million tonnes in the comparative prior year period, mainly due to the suspension of mining operations from December 2019 to mid-January 2020, longer haulage distances as a result of the change in the waste dump location from the Lysii Valley to the Central Valley and lower equipment utilization due to workforce availability. Of the 43.1 million tonnes mined in the first half of 2020, 41.1 million tonnes were capitalized as waste stripping for future production from cut-back 20.

Mining costs per tonne were $1.70 in the first half of 2020 compared to $1.16 in the first half of 2019. Increased mining costs per tonne were primarily attributable to lower tonnes mined, the effects of which were partially offset by lower diesel fuel prices and a favourable foreign exchange rate movement. Of the $73.3 million in mining costs, $65.0 million was capitalized in the first half of 2020, compared to $29.4 million in the first half of 2019.

In the first half of 2020, Kumtor produced 325,551 ounces of gold from previously mined on-surface stockpiled ore, compared to 301,373 ounces of gold in the same prior year period. The increase was primarily due to higher mill head grade, higher gold recovery and more gold produced from carbon fines. During the first half of 2020, Kumtor’s average process plant head grade was 3.74 g/t with a recovery of 83.9% compared to 3.60 g/t and a recovery of 82.1% in the first half of 2019.

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Processing costs per tonne were $11.03 in the first half of 2020 compared to $11.22 in the prior year period, primarily due to a favourable foreign exchange rate movement and lower consumables costs as a result of processing low oxidized ore. This was partially offset by increased costs associated with increased carbon fines production.

Kumtor’s production costs per ounce of gold sold were $321 for the first half of 2020, compared to $376 in the first half of 2019. The decrease was primarily due to an increase in ounces sold.

Kumtor’s all-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax, were $671 per ounce in the first half of 2020 compared to $557 per ounce in the same prior year period. The increase was mainly due to higher capitalized stripping costs, the purchase of eleven trucks to increase the mining capacity of the mine and contributions to the Kyrgyz Republic Regional Fund. This was partially offset by an increase in ounces sold and lower processing costs per tonne.

Including revenue-based taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $900 per ounce in the first half of 2020 compared to $739 per ounce in the same prior year period.

Mount Milligan Mine

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at Mount Milligan is subject to an arrangement with RGLD GOLD AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”).

Water Update

Stored water inventory at Mount Milligan, which is critical to the ability to process ore through the mill on a sustainable basis, was in excess of 6 million cubic metres as at June 30, 2020.

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Spring water pumping began in April. Substantial snowpack and a wet spring have led to volumes pumped as of the end of June that exceeded those of the entire 2019 pumping season. In addition, during the second quarter of 2020, Mount Milligan continued to access ground water from the Lower Rainbow Valley wellfield as well as other groundwater wells near the tailings storage facility (TSF). Exploration activities with focus on extending the groundwater capacity in the vicinity of the existing infrastructure continued in the second quarter of 2020 and will continue for the remainder of 2020.

The Company continues to pursue a longer-term solution to its water requirements at Mount Milligan and is in discussions with regulators, its First Nations partners and other stakeholders.

COVID-19

The temporary workforce reduction at Mount Milligan in April 2020 resulted in process plant throughput that averaged approximately 60% during the reduction period. During April, the process plant was subsequently shut down for eleven days to perform routine maintenance and reline the SAG Mill, and mining was suspended with stockpiled ore used to feed the plant upon restart. Workforce numbers returned to normal over the month of May resulting in mining and plant tonnages returning to planned levels.

One case of COVID-19 was confirmed onsite in May 2020, the person was isolated and removed from site, however none of the employee’s co-workers tested positive and the site remained COVID-free. The site has taken many precautionary steps to avoid the spread of COVID-19 and has passed three inspections by regulators.

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Mount Milligan Operating Results

Unaudited ($ millions, except as noted)	Three months ended June 30,			Six months ended June 30,
Financial Highlights:	2020	2019	% Change	2020	2019	% Change
Gold sales	45.3	47.6	(5%)	94.3	93.9	0%
Copper sales	39.8	36.4	9%	72.7	67.5	8%
Total Revenues	$85.1	$84.0	1%	$167.0	$161.4	3%
Production costs	53.0	65.6	(19%)	113.6	122.1	(7%)
Depreciation, depletion and amortization	18.0	14.0	28%	36.0	26.3	37%
Earnings from mine operations	$14.1	$4.2	236%	$17.4	$13.0	34%
Cash provided by mine operations	41.6	24.2	72%	68.8	36.6	88%
Cash provided by mine operations before changes in working capital	29.1	11.3	158%	41.1	27.8	48%
Free cash flow(1)	34.4	16.7	106%	56.4	18.4	207%
Operating Highlights:
Tonnes mined (000’s)	8,109	9,947	(18%)	18,998	19,252	(1%)
Tonnes ore mined (000’s)	4,140	4,426	(6%)	8,829	6,976	27%
Tonnes milled (000’s)	4,373	4,874	(10%)	9,244	7,304	27%
Process plant Head Grade Copper (%)	0.26%	0.24%	6%	0.26%	0.25%	2%
Process plant Head Grade Gold (g/t)	0.39	0.48	(19%)	0.38	0.53	(28%)
Copper Recovery (%)	80.8%	82.3%	(2%)	78.0%	82.3%	(5%)
Gold Recovery (%)	66.5%	66.0%	1%	63.1%	67.6%	(7%)
Mining costs - total ($/t mined material)	1.72	2.23	(23%)	1.74	2.15	(19%)
Processing plant costs - total ($/t milled material)	5.66	6.84	(17%)	5.27	7.92	(33%)
Concentrate Produced (dmt)	41,242	43,847	(6%)	86,329	69,658	24%
Payable Gold Produced (oz) (2)	35,656	48,513	(27%)	69,337	81,767	(15%)
Payable Copper Produced (000’s lbs) (2)	19,064	20,397	(7%)	39,136	31,837	23%
Gold Sales (payable oz)(2)	35,001	44,980	(22%)	75,354	91,164	(17%)
Copper Sales (000’s payable lbs)(2)	19,352	18,700	3%	39,776	31,222	27%
Average Realized Price - Gold - combined ($/oz )(1)(2)	1,295	1,058	22%	1,252	1,031	21%
Average Realized Price - Copper - combined ($/lb) (1)(2)	2.06	1.95	6%	1.83	2.16	(15%)
Capital Expenditures - sustaining (1)	7.1	8.9	(19%)	12.4	19.6	(37%)
Unit Costs:
Production costs per ounce of gold sold	$849	$771	10%	$837	$773	8%
Gold - All-in Sustaining costs on a by-product basis ($/oz sold) (1)	$679	$938	(28%)	$798	$889	(10%)
Gold - All-in Sustaining costs on a by-product basis - including taxes ($/oz sold) (1)	$716	$958	(25%)	$827	$908	(9%)
Gold - All-in Sustaining costs on a co-product basis ($/oz sold) (1)	$1,020	$925	10%	$967	$942	3%
Production costs per pound of copper sold	$1.20	$1.65	(27%)	$1.27	$1.65	(23%)
Copper - All-in Sustaining costs on a co-product basis ($/lb sold) (1)	$1.44	$1.97	(27%)	$1.46	$2.01	(27%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”
(2)

Mount Milligan payable production and sales are presented on a 100% basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of payable Gold ounces and 18.75% of payable copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

Second Quarter 2020 compared to Second Quarter 2019

Mount Milligan’s earnings from mine operations was $14.1 million in the second quarter of 2020 compared to $4.2 million in the same prior year period. The increase was primarily due to lower operating expenses, higher gold prices and higher copper revenue, partially offset by an increase in depreciation due to the revised mine life. The increase in copper revenues was due to a 3% increase in copper pounds sold and 6% increase in average realized copper price, while a decrease in gold revenue was due to a 22% decrease in gold ounces sold, partially offset by a 22% higher average realized gold price.

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Cash provided by mine operations was $41.6 million in the second quarter of 2020, $17.4 million higher than the second quarter of 2019 due primarily to lower production costs, higher copper revenue and an increase in accounts payable, partially offset by slightly lower gold revenue. Free cash flowNG in the second quarter of 2020 was $34.4 million compared to a free cash flowNG of $16.7 million in the second quarter of 2019, the increase was due to an increase in cash provided by mine operations and a decrease in water infrastructure development costs.

During the second quarter of 2020, mining activities were in phases 4, 5 and 8 of the open pit. Total tonnes mined in the second quarter of 2020 was 8.1 million tonnes and total material moved was 9.0 million tonnes. In the comparative quarter of 2019, total tonnes mined was 9.9 million tonnes and total material moved was 10.8 million tonnes. The lower tonnes mined in the second quarter of 2020 was due to the temporary 4-week partial shutdown of the mining operations to mitigate the risk of COVID-19.

Mining costs per tonne were $1.72 in the second quarter of 2020 compared to $2.23 in the second quarter of 2019, due to decreased diesel fuel prices, decreased labour costs as a result of COVID-19 controls, a favourable foreign exchange rate and the deferral of certain mining fleet repairs. This was partially offset by a shortfall in tonnage due to the slowdown in operations because of COVID-19 measures and increased consulting cost associated with the delivery of equipment efficiency improvements and tailings facility engineering support.

Total mill throughput was 4.4 million tonnes, averaging 48,056 tonnes per calendar day in the second quarter of 2020 compared to 4.9 million tonnes, averaging 53,559 tonnes per calendar day in the same prior year period. Lower throughput was a result of a planned shutdown deferred from the first quarter and unplanned crusher maintenance in the second quarter of 2020.

Gold production in the second quarter of 2020 was 35,656 ounces compared to 48,513 ounces in the comparative prior year period due to lower throughput and lower grades. During the second quarter of 2020, Mount Milligan’s average process plant head grade was 0.39 g/t compared to 0.48 g/t in the second quarter of 2019. Total copper production was 19.1 million pounds in the second quarter of 2020 compared to 20.4 million pounds in the comparative prior year period, due to lower throughput and lower recoveries, partially offset by higher grades.

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Processing costs per tonne were $5.66 in the second quarter of 2020 compared to $6.84 per tonne in the same prior year period due to decreased water sourcing activities, decreased mill consumables cost due to lower throughput, decreased maintenance cost, decreased labour cost because of the COVID-19 measures and a favourable foreign exchange rate. This was partially offset by lower throughput and costs associated with the mill relining.

Production costs per ounce of gold sold in the second quarter of 2020 were $849 compared to $771 in the same quarter of 2019 due to lower gold ounces sold, partially offset by lower costs.

Production costs per pound of copper sold in the second quarter of 2020 were $1.20 compared to $1.65 in the same quarter of 2019, primarily as a result of greater copper pounds sold and lower production costs.

Mount Milligan’s all-in sustaining costs on a by-product basis per ounce sold NG, which excludes taxes, were $679 per ounce for the second quarter of 2020 compared to $938 per ounce in the same prior year period. The decrease was primarily due to lower production costs, greater copper revenue credits and lower sustaining capital, partially offset by lower gold ounces produced and sold.

Including income taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $716 per ounce in the second quarter of 2020 compared to $958 per ounce in the same period of 2019.

First Half 2020 compared to First Half 2019

Mount Milligan’s earnings from mine operations was $17.4 million in the first half of 2020 compared to $13.0 million in the same prior year period. The increase was due to greater revenues as a result of increased copper pounds sold and lower production costs. This was partially offset by higher depreciation. Copper sales were 27% higher than the same prior year period, partially offset by a 15% lower average realized copper price. Gold sales volume was 17% lower than the same prior year period, which was offset by a 21% higher average realized gold price.

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Cash provided by mine operations in the first half of 2020 was $68.8 million, 88% higher than the first half of 2019, due to lower production costs, lower inventory levels and increased copper sales volume, partially offset by decreased copper price. The increase in realized gold prices were offset by a lower gold sales volume in the first half of 2020. Free cash flowNG in the first half of 2020 was $56.4 million compared to a free cash flow of $18.4 million in the first half of 2019; the increase was due to an increase in cash provided by mine operations and a decrease in sustaining capital, as a result of the deferral of major rebuilds and infrastructure development projects.

During the first half of 2020, mining activities were in phases 3, 4 and 8 of the open pit. Total tonnes mined in the first half of 2020 was 19.0 million tonnes and total material moved was 20.7 million tonnes. In the comparative half of 2019, total tonnes mined was 19.3 million tonnes and total material moved was 20.6 million tonnes.

Mining costs per tonne were $1.74 in the first half of 2020 compared to $2.15 in the first half of 2019. The decrease was due to lower diesel prices, decreased labour costs as a result of a favourable foreign exchange rates and the deferral of certain mining fleet repairs.

Total mill throughput was 9.2 million tonnes, averaging 50,791 tonnes per calendar day in the first half of 2020 compared to 7.3 million tonnes, averaging 40,354 tonnes per calendar day in the same prior year period. The increase in throughput is primarily related to the increased availability of water, and continuous improvement of our operations. In the first six months of 2020, Mount Milligan recorded its highest level of concentrate tonnes shipped since the start of operations in 2014.

Gold production in the first half of 2020 was 69,337 ounces compared to 81,767 ounces in the comparative prior year period due to lower grades and recoveries. During the first half of 2020, Mount Milligan’s average process plant gold head grade was 0.38 g/t with a recovery of 63% compared to 0.53g/t with a recovery of 68% in the first half of 2019. Total copper production was 39.1 million pounds in the first half of 2020 compared to 31.8 million pounds in the comparative prior year period, primarily due to higher throughput and higher copper grades.

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Processing costs per tonne were $5.27 in the first half of 2020 compared to $7.92 per tonne in the same prior year period. The decrease on a per tonne basis was due to higher throughput, decreased maintenance costs, decreased water sourcing costs, lower electricity costs as a result of lower prices and consumption, and decreased labour cost as a result of favorable foreign exchange rate. This was partially offset by higher mill consumables costs due to higher throughput and higher consulting cost associated with the mill relining.

Production costs per ounce of gold sold in the first half of 2020 were $837 compared to $773 in the same half of 2019, mainly as a result of lower gold sales, due to lower grades and recoveries, offset by lower production costs.

Production costs per pound of copper sold in the first half of 2020 were $1.27 compared to $1.65 in the same half of 2019, primarily as a result of higher copper sales and lower production costs.

Mount Milligan’s all-in sustaining costs on a by-product basis per ounce sold NG, which excludes taxes, were $798 per ounce for the first half of 2020 compared to $889 per ounce in the same prior year period. The decrease was primarily due to a decrease in production costs, increased copper revenue credits due to more pounds sold and lower sustaining capital as a result of the deferral of major rebuilds and infrastructure development projects. This was partially offset by lower gold sold due to lower production.

Including income taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $827 per ounce in the first half of 2020 compared to $908 per ounce in the same period of 2019.

Öksüt Mine

The Öksüt Mine is situated in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi (population 64,000) located approximately 10 kilometres north of the mine site.

The Öksüt Mine achieved first gold pour on January 31, 2020 and achieved commercial production on May 31, 2020. Commercial production was declared after the operation completed its testing phase and wasoperating in the manner intended by management. Up to the point of achieving commercial production, gold revenue and the associated costs of production were capitalized.

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COVID-19

On March 31, 2020, in response to Turkish government initiatives aimed to reducing the spread of COVID-19, the Öksüt Mine undertook a significant reduction of workforce and operations for a two-week period. The reduction resulted in a suspension of open pit mining activities, though ore continued to be placed on the heap leach pad from stockpiles, irrigation continued, and the ADR plant continued to operate, all of which limited the impact on production. Öksüt returned to normal operations on April 18, 2020.

In May 2020, one of the mine’s contractors tested positive for COVID-19, however the impact was limited and none of Öksüt’s other contractors or employees tested positive. The mine has taken a number of precautionary steps to avoid the spread of COVID-19 and the site remained, to the best of the Company’s knowledge, COVID-19 free.

Öksüt Mine

	Three months ended June 30,	Six months ended June 30,
($ millions, except as noted)	2020	2020
Financial Highlights:
Revenue	$14.6	$14.6
Production costs	3.3	3.3
Depreciation, depletion and amortization	0.6	0.6
Earnings from mine operations	$10.7	$10.7
Cash provided by mine operations	13.5	13.5
Cash provided by mine operations before changes in working capital	11.2	11.2
Free cash flow (deficit)(1)	5.0	(15.4)
Operating Highlights:
Tonnes mined (000’s)	3,448	6,323
Tonnes ore mined (000’s)	496	1,067
Ore mined - grade (g/t)	0.99	0.94
Ore crushed (000’s)	960	1,363
Tonnes stacked (000’s)	877	1,179
Heap leach grade (g/t)	0.81	0.87
Heap leach contained ounces stacked	22,752	32,944
Mining costs ($/t mined material)	2.29	2.31
Processing costs ($/t processed material)	2.54	3.15
Gold produced (ounces)	10,791	15,277
Gold sold (ounces)(2)	12,188	15,003
Average realized gold price ($/oz sold)(1)	1,745	1,745
Capital Expenditures - sustaining	—	—
Capital Expenditures - growth - cash	4.1	17.6
Capital Expenditures - stripping - cash (3)(4)	1.1	1.1
Capital Expenditures - total	5.2	18.7
Unit Costs:
Production costs per ounce of gold sold	$393	$393
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)(3)	$537	$537
Gold - All-in sustaining costs on a by-product basis - including taxes ($/oz sold)(1)(3)	$537	$537

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Includes 3,839 ounces sold pre-commercial production and 8,349 ounces sold post commercial production.
(3)	Calculated starting from June 1, 2020, after Öksüt achieved commercial production on May 31, 2020.
(4)	Excludes $6.5 million of capitalized stripping pre-commercial production.

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Second Quarter 2020

Earnings from mine operations were $10.7 million in the second quarter of 2020. Total ounces sold in the second quarter of 2020 was 12,188 ounces, including 8,349 ounces while in commercial production, resulting in revenue recognized of $14.6 million for the quarter. The sale of gold was recorded as revenue starting on June 1, 2020, after Öksüt achieved commercial production on May 31, 2020: previously, gold sales during the ramp-up of operations were offset against construction costs.

Cash provided by mine operations was $13.5 million and free cash flowNG was $5.0 million in the second quarter of 2020.

Mining in the second quarter of 2020 was focused on the development of phase 3 of the Keltepe pit, with total tonnes mined of 3.4 million tonnes, including 0.5 million tonnes of ore at an average gold grade of 0.99 g/t. Mining and crushing costs were $2.29 per tonne in the second quarter of 2020.

Processing in the second quarter of 2020 was focused on the preparation, stacking and irrigation of the heap leach pad. By the end of the quarter, all of phase 1A and half of phase 1B of the heap leach pad were completed and operational. At the end of June 2020, 1.2 million tonnes of ore averaging 0.91 g/t gold had been placed onto the heap leach pad and was under leach. Processing costs were $2.54 per tonne in the second quarter of 2020. Öksüt produced 10,791 ounces of gold in the second quarter of 2020, which included 5,619 ounces while in commercial production.

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes taxes, were $537 per ounce for the second quarter of 2020, calculated from the start of commercial production.

During the second quarter of 2020, the Company spent $4.1 million on construction and development activities at Öksüt compared to $19.6 million in the second quarter of 2019.

First half 2020

Earnings from mine operations in the first half of 2020 was $10.7 million, the same as the second quarter of 2020, representing earnings while in commercial production. Total ounces sold in the first half of 2020 was 15,003 ounces including 8,349 ounces while in commercial production.

Cash provided by mine operations was $13.5 million and a free cash flow deficitNG of $15.4 million was recorded in the first half of 2020, as costs associated with the project capital continued to be incurred.

Total tonnes mined were 6.3 million tonnes in the first half of 2020 at a cost $2.31 per tonne.

Öksüt produced 15,277 ounces of gold in the first half of 2020, which included 5,619 ounces while in commercial production.

Öksüt’s processing costs were $3.15 per tonne and all-in sustaining costs on a by-product basis per ounce soldNG, which excludes taxes, were $537 per ounce for the first half of 2020 (post commercial production).

As at June 30, 2020, construction of the Öksüt Mine was 98% complete, and the remaining construction, mainly completion of heap leach pad phase 1C, is expected to be completed by the end of 2020.

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During the first half of 2020, the Company spent $17.6 million on construction and development activities at Öksüt compared to $34.5 million in the first half of 2019.

Molybdenum Business

The molybdenum business includes two North American primary molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine (mine and process plant) in Idaho and the 75%-owned Endako Mine (mine, process plant and roaster) in British Columbia. The molybdenum business also includes the Langeloth metallurgical roasting facility (the “Langeloth Facility”) in Pennsylvania. The Thompson Creek Mine (the “TC Mine”) operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to process high copper content molybdenum concentrate purchased from third parties, which is then transported from TC Mine to the Langeloth Facility for further processing.

The molybdenum business provides tolling treatment services for customers by converting molybdenum concentrates to molybdenum oxide powder, briquettes and ferromolybdenum products. Additionally, molybdenum concentrates are purchased to convert to upgraded products which are then sold in the metallurgical and chemical markets.

COVID-19

The Molybdenum Business instituted a social distancing policy for employees in confined and common areas, as well as a mask policy for all areas where social distancing of at least six feet cannot be achieved. Additional changes include general manager approval of all visitors, restricted site travel policies and promoting working remotely whenever possible. At the end of the quarter, to the best of the Company’s knowledge, the Molybdenum business remained COVID-19 free.

Molybdenum Operating Results

($ millions, except as noted)	Three months ended June 30,			Six months ended June 30,
Financial Highlights:	2020	2019	% Change	2020	2019	% Change
Molybdenum (Mo) Sales	25.3	56.7	(55%)	66.9	115.2	(42%)
Tolling, Calcining and Other	1.3	2.2	(41%)	2.9	5.1	(43%)
Total Revenues and Other Income	$26.6	$58.9	(55%)	$69.8	$120.4	(42%)
Production costs	30.9	56.6	(45%)	83.4	118.0	(29%)
Depreciation, depletion and amortization	1.9	1.3	47%	3.4	2.4	40%
Reclamation expense	17.1	—	0%	43.5	—	0%
Care and Maintenance costs - Molybdenum mines	3.2	3.9	(18%)	6.5	7.5	(14%)
Net earnings	$(27.3)	$(4.3)	535%	$(69.0)	$(9.7)	611%
Total capital expenditure	1.4	0.6	128%	2.2	0.8	183%
Cash (used in) provided by operations (1)	(2.7)	(6.1)	56%	8.0	(6.7)	(219%)
Free cash flow (deficit) (1)	(4.1)	(6.8)	40%	5.8	(7.5)	(177%)
Average Mo spot price ($/lb)	8.30	12.18	(32%)	9.02	11.98	(25%)
Production Highlights (000’s lbs):
Mo purchased	3,858	4,481	(14%)	7,200	8,709	(17%)
Mo roasted	3,606	5,350	(33%)	7,988	10,159	(21%)
Mo sold	2,666	4,225	(37%)	6,456	8,817	(27%)
Toll roasted and upgraded Mo	1,152	1,544	(25%)	1,962	3,198	(39%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”

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Second Quarter 2020 compared to Second Quarter 2019

The Molybdenum business recorded a loss from operations in the second quarter of 2020 of $27.3 million compared to a loss of $4.3 million in the same period of 2019. The loss recorded in the second quarter of 2020 included a $17.1 million charge for an increase in the asset retirement obligation (non-cash expense) associated with the two mines which are not currently in operation, resulting from a decrease in the risk-free interest rate assumption used for discounting the liabilities, and a $6.1 million write down in Product Inventory as a result of the decline in the molybdenum price over the quarter. The write-down was based on the forward price of molybdenum of $7.38 per pound as of June 30, 2020.

Cash used in operations in the second quarter of 2020 was $2.7 million, compared to $6.1 million in the comparative prior year period. The decreased use of cash in the second quarter of 2020 was due to a larger decrease in accounts receivable together with lower cost to acquire concentrate material for processing at the Langeloth Facility due to the lower molybdenum price.

In the second quarter of 2020, 3.6 million pounds of molybdenum were roasted, including 1.2 million from tolling arrangements, which represented a 14% and 25% decrease over the same prior year periods, respectively. The decrease was the result of the decline in demand for industrial products that use molybdenum which was adversely affected by the demand disruption created by the COVID-19 pandemic.

Moly Oxide Weekly Pricing (Jan 1, 2020 – June 30, 2020) $USD/lb

First Half 2020 compared to First Half 2019

The Molybdenum business recorded a loss from operations in the first half of 2020 of $69.0 million compared to $9.7 million in the same period of 2019. The loss recorded in the first half of 2020 included a $43.5 million charge for an increase in the asset retirement obligation (non-cash expense) associated with the two mines which are not currently in operation, as a result of a decrease in the risk-free interest rate assumptions used for discounting the liability. There was no change in the estimate of the remediation work required on these care and maintenance properties. The loss recorded in the first half of 2020 also included a $13.6 million write down in Product Inventory as a result of the decline in the molybdenum price in the first half of 2020.

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Cash provided by operations in the first half of 2020 was $8.0 million, compared to cash used in operations of $6.7 million in the comparative prior year period. The increase was due to a $11.4 million United States tax refund received in the current period as a result of a change in the income tax laws in the U.S affecting prior year tax filings.

In the first half of 2020, 8.0 million pounds of molybdenum were roasted, including 2.0 million pounds from tolling arrangements, which represented a 21% and 39% decrease over the same prior year periods, respectively. The decrease was primarily due to the decline in demand for industrial products that use molybdenum which was adversely affected by the demand disruption created by the COVID-19 pandemic.

Pre-Development Projects

Kemess Underground Project:

The Kemess Project is located in north-central British Columbia, Canada, approximately 250 kilometres north of Smithers, 430 kilometres northwest of Prince George and 209 kilometres from the Mount Milligan Mine. The Kemess Project site (or “Kemess”) includes infrastructure from the past producing Kemess South Mine. There are currently no mining activities at the Kemess site and on-site activities consist of care and maintenance work, initial surface construction, and pre-development activities for the proposed Kemess Underground Project.

COVID-19

The Kemess Project continues to be free from any COVID-19 cases and is following all required health directives including pre-screening of all personnel travelling to site, enhanced hygiene and social distancing, elimination of non-essential site visitors and having personnel working remotely where practical.

Second Quarter 2020 compared to Second Quarter 2019

In the second quarter of 2020, the Company spent $3.8 million on care and maintenance, and capital expenditures were $3.0 million which included costs for technical engineering studies, water treatment plant performance testing preparation and southern collection system pond construction. Comparatively, the Company spent $2.9 million on care and maintenance activities in the second quarter of 2019. Capital expenditures in the second quarter of 2019 were $9.6 million which included expenditures for the water treatment plant, water discharge system and mobile equipment.

First Half 2020 compared to First Half 2019

In the first half of 2020, the Company spent $7.4 million on care and maintenance, and capital expenditures were $4.8 million which included costs for technical engineering studies, water treatment plant performance testing preparation and southern collection system pond construction. Comparatively, the Company spent $6.6 million on care and maintenance activities in the first half of 2019. Capital expenditures in the first half of 2019 were $14.2 million which included expenditures for the water treatment plant, water discharge system and mobile equipment.

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Greenstone Gold Property:

The Greenstone Gold property is located in northern Ontario, Canada approximately 275 kilometres northeast of Thunder Bay, Ontario. Centerra owns a 50% partnership interest in the Greenstone Partnership (“GGM”), which owns the Greenstone Gold development property, including the Hardrock deposit.

At the end of the second quarter, Greenstone received federal approval of the Schedule 2 amendment of the Metal and Diamond Mining Effluent Regulations, which is a significant permitting milestone for the Hardrock Project.

COVID-19

The Oakville, Ontario office of GGM, Geraldton Community Relations office and the Hardrock site remained closed during the second quarter. Reopening of the site for environmental field work and exploration activities is scheduled for July.

Second Quarter 2020 compared to Second Quarter 2019

During the second quarter of 2020, the Company spent $4.1 million compared to $8.0 million in the comparative period. Activities in the second quarter of 2020 included advancing detailed engineering, spending on vendor data, permitting, environmental and management plans, water modelling, implementation of indigenous community agreements, and exploration activities outside of the Hardrock deposit. As at June 30 2020, Centerra’s contribution towards its C$185 million commitment in the Greenstone Partnership was C$155.7 million (US$118.5 million).

First Half 2020 compared to First Half 2019

During the first half of 2020, the Company spent $7.3 million compared to $14.8 million in the same comparative period. Activities in the first half of 2020 included advancing detailed engineering, spending on vendor data, permitting, environmental and management plans, fieldwork, water modelling, implementation of indigenous community agreements, and exploration activities outside of the Hardrock deposit.

Quarterly Results – Previous Eight Quarters

Over the last eight quarters, Centerra’s results reflect the impact of increasing gold sales during a period of rising gold prices. Production costs have also benefited from decreasing diesel fuel costs and depreciating Canadian, Kyrgyz and Turkish currencies over the last eight quarters. Gold sold on a quarterly basis steadily increased from the third quarter of 2018 to the third quarter of 2019, followed by a slight decline in the fourth quarter of 2019 and increasing again in the first half of 2020. The Company recognized a non-cash increase in ARO expenses of $41.8 million in the fourth quarter of 2018 mainly to record an increase in water treatment costs at the TC Mine. The third quarter of 2019 reflects the impairment of $230.5 million recorded on the Mount Milligan Mine and the $10 million Kyrgyz Republic settlement expense. The fourth quarter of 2019 and first half of 2020 include a non-cash reclamation expense of $31.4 million and $43.5 million, respectively, as a result of a change in the interest rate used to discount the reclamation costs at the two mine sites which are not in operation. The quarterly financial results for the last eight quarters are shown below:

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$ million, except per share data Quarterly data unaudited	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	413	374	313	388	341	334	392	259
Net earnings (loss)	81	20	(12)	(165)	33	50	49	6
Basic earnings (loss) per share	0.27	0.07	(0.04)	(0.56)	0.11	0.17	0.17	0.02
Diluted earnings (loss) per share	0.27	0.06	(0.04)	(0.56)	0.11	0.17	0.17	0.01

Contingencies

The following is a summary of contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its Annual Information Form for the year ended December 31, 2019 and specifically the section therein entitled “Risks that can affect our business” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

Kumtor Mine

Lysii Waste Dump Accident

On December 1, 2019, Centerra announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump, which resulted in the fatalities of two Kumtor employees. The Company and Kyrgyz state authorities have completed their investigations into the accident. Kyrgyz state authorities’ final reports concluded that there were no violations of Kyrgyz laws in connection with the accident. A criminal investigation, which is required in the Kyrgyz Republic any time there is a fatality at a workplace, is ongoing and the Company is cooperating with that investigation.

Petrov Lake Accident

On February 18, 2020, the Company announced that a fatal accident occurred at the Kumtor Mine when an excavator slipped down into a water filled basin while operating a shovel near Petrov Lake. The Company and Kyrgyz state authorities have completed their investigations into the accident. The Company continues to cooperate with Kyrgyz authorities on the related criminal investigation.

Canada

Mount Milligan Mine

In the first quarter of 2020, the Company has received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

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Greenstone Gold Property

As previously disclosed, on December 23, 2019, the Company’s wholly owned subsidiary, AuRico Canadian Royalty Holdings Inc. (“AuRico”), filed with the Ontario Superior Court of Justice a statement of claim against Greenstone Gold Mines G.P. Inc. (the “Greenstone Managing Partner”), Premier Gold Mines Hardrock Inc., a subsidiary of Premier Gold Mines Limited (“Premier”) and two individual directors appointed by Premier to the Greenstone Managing Partner’s board of directors. The claim relates to, among other things, whether a report prepared by G-Mining Services Inc. on behalf of the Greenstone Managing Partner constitutes a “Feasibility Study” under the amended and restated partnership agreement that governs the partnership between affiliates of the Company and Premier and how the Greenstone Managing Partner and Premier responded to questions regarding the report that were raised by members of Greenstone Managing Partner’s board of directors, AuRico and the independent third-party expert retained by Centerra to review it. Statements of defense and/or counterclaim have been filed by Premier, two individuals nominated by Premier to the Greenstone Managing Partner’s board of directors and the Greenstone Managing Partner.

Other

The Company operates in multiple countries around the world and accordingly is subject to, and pays, taxes under the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general taxation and other laws of the respective jurisdiction. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company’s tax filings are subject to review and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future disbursements considered probable. As at June 30, 2020, the Company did not have any material provision for claims or taxation assessments.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS required management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2020 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2019.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are outlined in detail in note 4 of the December 31, 2019 financial statements.

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Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during the second quarter of 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design and operation of these DC&P and ICFR were effective throughout the second quarter of 2020.

Non-GAAP Measures

This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce sold on a by-product basis, all-in sustaining costs per ounce sold on a by-product basis including taxes, and all-in sustaining costs per ounce sold on a co-product basis. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price, average realized copper price, adjusted cash provided by operations, free cash flow and adjusted free cash flow. These financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org.

Management believes that the use of these non-GAAP measures will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures do have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of our results as reported under GAAP.

Definitions

The following is a description of the non-GAAP measures used in this MD&A:

•

All-in sustaining costs on a by-product basis per ounce sold include production costs, the cash component of capitalized stripping costs, corporate general and administrative expenses, accretion expenses, and sustaining capital, net of copper and silver credits. The measure incorporates costs related to sustaining production. Copper and silver credits represent the expected revenue from the sale of these metals.

•	All-in sustaining costs on a by-product basis per ounce sold including taxes, include revenue-based tax at Kumtor and taxes (mining and income) at Mount Milligan.

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•

All-in sustaining costs on a co-product basis per ounce of gold sold or per pound of copper sold, production costs are allocated between copper and gold based on production. To calculate the allocation of production costs, copper production has been converted to ounces of gold equivalent using the copper production for the periods presented, as well as an average of the futures prices during the quotational pricing period for copper and gold sold from Mount Milligan. For the second quarter and first half of 2020, 706 and 660 pounds of copper, respectively, were equivalent to one ounce of gold.

•

Adjusted net earnings is calculated by adjusting net earnings (loss) as recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for items not associated with ongoing operations.

•

Adjusted cash provided by operations is calculated by adjusting cash provided by operations as recorded in the condensed consolidated interim statements of statements of cash flows for items not associated with ongoing operations.

•

Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold.

•

Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold.

•	Free cash flow is calculated as cash provided by operations less additions to property, plant and equipment.

•	Adjusted free cash flow is calculated as free cash flow adjusted for items not associated with ongoing operations.

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All-in Sustaining Costs on a by-product basis (including and excluding taxes) per ounce of gold are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,								Six months ended June 30,
(Unaudited - $ millions, unless otherwise specified)					Mount								Mount
	Consolidated (1)		Kumtor(1)		Milligan(1)		Öksüt(1)(2)		Consolidated (1)		Kumtor(1)		Milligan(1)		Öksüt(1)(2)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Production costs attributable to gold	87.7	95.0	54.7	60.3	29.7	34.7	3.3	—	378.1	347.4	224.6	198.9	149.6	148.5	3.9	—
Production costs attributable to copper	23.3	30.9	—	—	23.3	30.9	—	—	155.1	111.0	118.5	84.6	36.0	26.4	0.6	—
Total Production costs excluding molybdenum segment, as reported	111.0	125.9	54.7	60.3	53.0	65.6	3.3	—	223.0	236.4	106.1	114.3	113.6	122.1	3.3	—
Adjust for:
Selling and marketing	1.9	2.5	—	—	1.9	2.5	—	—	4.0	3.7	—	—	4.0	3.7	—	—
Refining fees	2.0	1.4	1.8	1.2	0.2	0.2	—	—	3.9	2.8	3.5	2.4	0.4	0.4	—	—
By-product credits - copper	(39.8)	(36.4)	—	—	(39.8)	(36.4)	—	—	(72.7)	(67.5)	—	—	(72.7)	(67.5)	—	—
Community costs related to current operations	2.3	0.9	2.3	0.9	—	—	—	—	13.6	2.1	13.6	2.1	—	—	—	—
Adjusted Production Costs	77.3	94.3	58.8	62.4	15.3	31.9	3.3	—	171.7	177.5	123.2	118.8	45.2	58.7	3.3	—
Corporate general administrative and other costs	25.6	13.6	—	—	0.5	—	—	—	28.7	23.2	—	—	0.5	—	—	—
Accretion expense	0.2	0.5	0.3	0.4	(0.1)	0.1	—	—	0.5	1.0	0.5	0.7	—	0.3	—	—
Capitalized stripping	36.1	12.1	35.0	12.1	—	—	1.1	—	66.1	29.4	65.0	29.4	—	—	1.1	—
Capital expenditures (sustaining)	31.6	20.2	24.5	11.3	7.1	8.9	—	—	45.4	39.9	33.0	20.3	12.4	19.6	—	—
Lease principal payments	1.1	1.3	—	—	1.0	1.3	0.1	—	2.2	2.5	—	—	2.1	2.5	0.1	—
All-in Sustaining Costs on a by-product basis	171.9	142.0	118.6	86.2	23.8	42.2	4.5	—	314.6	273.4	221.7	169.2	60.2	81.0	4.5	—
Revenue-based taxes	40.4	27.8	40.4	27.8	—	—	—	—	75.5	55.2	75.5	55.2	—	—	—	—
Income and mining taxes	1.3	0.9	—	—	1.3	0.9	—	—	2.1	1.7	—	—	2.1	1.7	—	—
All-in Sustaining Costs on a by-product basis (including taxes)	213.6	170.7	159.0	114.0	25.1	43.1	4.5	—	392.3	330.3	297.2	224.4	62.3	82.7	4.5	—
Ounces sold (000’s)	213.8	198.3	170.4	153.3	35.0	45.0	8.4	—	414.2	394.8	330.4	303.6	75.4	91.2	8.4	—
Pounds sold (millions)	19.4	18.7	—	—	19.4	18.7	—	—
Production costs per ounce of gold sold ($ /oz sold)	410	479	321	393	849	771	393	—	417	468	321	376	837	773	393	—
Production costs per pound of copper sold ($ /pound sold)	1.20	1.65	n/a	n/a	1.20	1.65	n/a	n/a	1.27	1.65	n/a	n/a	1.27	1.65	n/a	n/a
Gold - All-in Sustaining Costs on a by-product basis ($ /oz sold)	804	716	696	562	679	938	537	—	760	693	671	557	798	889	537	—
Gold - All-in Sustaining Costs on a by-product basis (including taxes) - $ /oz sold	999	861	933	744	716	958	537	—	947	837	900	739	827	908	537	—
Gold - All-in Sustaining Costs on a co-product basis -before taxes ($ /oz sold)	860	712	696	562	1,020	925	537	—	790	705	671	557	967	942	537	—
Copper - All-in Sustaining Costs on a co-product basis - before taxes ($ /pound sold)	1.44	1.97	n/a	n/a	1.44	1.97	n/a	n/a	1.46	2.01	n/a	n/a	1.46	2.01	n/a	—

(1)	Results may not add due to rounding
(2)	Reflects costs while in commercial production

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Adjusted net earnings can be reconciled as follows:

Adjusted net earnings is intended to provide investors with information about the Company’s continuing income generating capabilities. This measure adjusts for the earnings impact of items not associated with ongoing operations.

	Three months ended June 30,		Six months ended June 30,
($ millions, except as noted)	2020	2019	2020	2019
Net earnings	$80.7	$33.4	$100.8	$83.8
Adjust for items not associated with ongoing operations:
ARO revaluation at sites on care and maintenance	17.1	—	43.5

Adjusted net earnings	$97.8	$33.4	$144.3	$83.8

Net earnings per share - basic	$0.27	$0.11	$0.34	$0.29
Net earnings per share - diluted	$0.27	$0.11	$0.34	$0.29
Adjusted net earnings per share - basic	$0.33	$0.11	$0.49	$0.29
Adjusted net earnings per share - diluted	$0.33	$0.11	$0.49	$0.29

Free cash flow is calculated as follows:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2020	2019	2020	2019
Cash provided by operations (1)	$268.1	$91.0	$389.2	$209.8
Adjust for:
Additions to property, plant and equipment (1)	(99.0)	(60.3)	(143.3)	(122.1)

Free cash flow (deficit)	$169.1	$30.7	$245.9	$87.7

(1)	As presented in the Company’s Consolidated Statement of Cash Flows

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Average realized sales price for gold

The average realized gold price per ounce sold is calculated by dividing gold sales revenue, together with the final pricing adjustments and mark-to-market adjustments by the ounces sold, as shown in the table below:

Average realized sales price for gold	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Gold sales reconciliation ($ millions)
Gold sales - Kumtor	286.4	197.7	535.3	392.6
Gold sales - Öksüt	14.6	—	14.6	—
Gold sales - Mt. Milligan
Gold sales related to cash portion of Royal Gold stream	5.3	6.9	11.3	13.8
Mark-to-market adjustments on sales to Royal Gold	1.2	(1.5)	0.8	(1.4)
Final adjustments on sales to Royal Gold	(4.5)	0.6	(5.3)	—

Total gold sales under Royal Gold stream	2.0	6.0	6.8	12.4
Gold sales to third party customers	35.5	38.5	76.1	77.4
Mark-to-market adjustments	5.6	5.0	5.0	4.4
Final pricing adjustments	2.3	(1.0)	5.9	0.1
Final metal adjustments	0.1	(0.7)	0.8	0.1

Total gold sales to third party customers	43.5	41.8	87.8	82.0
Gold sales, net of adjustments	45.5	47.8	94.6	94.4
Refining and treatment costs	(0.2)	(0.2)	(0.3)	(0.5)

Total gold sales	45.3	47.6	94.3	93.9

Total gold revenue - Consolidated	346.3	245.3	644.2	486.5

Ounces of gold sold
Gold ounces sold - Kumtor	170,350	153,307	330,440	303,574
Gold ounces sold - Öksüt	8,349	—	8,349	—
Ounces sold to Royal Gold - Mt. Milligan	12,192	15,668	26,219	31,682
Ounces sold to third party customers - Mt. Milligan	22,809	29,312	49,135	59,482

Total ounces sold - Consolidated(1)	213,701	198,287	414,143	394,738

Average realized sales price for gold on a per ounce basis
Average realized sales price - Kumtor	1,681	1,289	1,620	1,293
Average realized sales price - Öksüt	1,745	—	1,745	—
Average realized gold price - Royal Gold	435	435	435	435
Average realized gold price - Mark-to-market adjustments	97	(94)	32	(44)
Average realized gold price - Final pricing adjustments	(366)	35	(203)	(1)

Average realized gold price - Mt. Milligan - Royal Gold	166	376	265	390
Average realized gold price - Third party	1,557	1,313	1,549	1,301
Average realized gold price - Mark-to-market adjustments	245	169	102	74
Average realized gold price - Final pricing adjustments	101	(33)	120	2
Average realized gold price - Final metal adjustments	3	(23)	16	2

Average realized gold price - Mt. Milligan - Third party	1,906	1,426	1,787	1,379
Average realized gold price - Mt. Milligan - Combined	1,295	1,058	1,252	1,031

Average realized sales price for gold - Consolidated	1,620	1,237	1,555	1,232

(1)	Includes ounces sold at Öksüt from June 1, 2020, after Öksüt achieved commercial production on May 31, 2020.

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Average realized sales price for Copper - Mount Milligan

The average realized copper price per pound is calculated by dividing copper sales revenue, together with the final pricing adjustments and mark-to-market adjustments per pound, as shown in the table below:

Average realized sales price for Copper - Mount Milligan	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Copper sales reconciliation ($ millions)
Copper sales related to cash portion of Royal Gold stream	1.2	1.5	2.6	2.5
Mark-to-market adjustments on Royal Gold stream	(1.1)	0.3	(0.7)	0.1
Final adjustments on sales to Royal Gold	—	(0.1)	0.3	(0.7)

Total copper sales under Royal Gold stream	0.1	1.7	2.3	1.9
Copper sales to third party customers	35.1	41.2	75.7	70.4
Mark-to-market adjustments	9.3	(2.2)	4.5	(0.6)
Final pricing adjustments	(0.5)	0.3	(1.6)	4.6
Final metal adjustments	(0.7)	(0.3)	(0.9)	(0.9)

Total copper sales to third party customers	43.2	39.0	77.8	73.5

Copper sales, net of adjustments	43.3	40.7	80.1	75.4
Refining and treatment costs	(3.5)	(4.3)	(7.4)	(7.9)

Copper sales	39.8	36.4	72.7	67.5

Pounds of copper sold (000’s lbs)
Pounds sold to Royal Gold	3,641	3,512	7,479	5,868
Pounds sold to third party customers	15,712	15,187	32,297	25,354

Total pounds sold	19,352	18,700	39,776	31,222

Average realized sales price for copper on a per pound basis
Copper sales related to cash portion of Royal Gold stream	0.33	0.42	0.35	0.43
Mark-to-market adjustments on Royal Gold stream	(0.30)	0.08	(0.09)	0.01
Final pricing adjustments on Royal Gold stream	0.01	(0.02)	0.04	(0.11)

Average realized copper price - Royal Gold	0.03	0.48	0.30	0.33

Average realized copper price - Third party	2.23	2.70	2.35	2.25
Average realized copper price - Mark-to-market adjustments	0.59	(0.14)	0.14	(0.02)
Average realized copper price - Final pricing adjustments	(0.03)	0.02	(0.05)	0.18
Average realized copper price - Metal pricing adjustments	(0.04)	(0.02)	(0.04)	(0.05)

Average realized copper price - Third party	2.75	2.56	2.40	2.36

Average realized copper price - Combined	2.06	1.95	1.83	2.16

Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources

All mineral reserve and mineral resource estimates and other scientific and technical information in this document were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Such information (other than exploration related information) were prepared, reviewed, verified and compiled by Centerra’s geological, mining and metallurgical staff under the supervision of John Fitzgerald, Professional Engineer and Centerra’s Vice President, Projects and Technical Services, who is the qualified person for the purpose of NI 43-101.

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